6pm in Paris, Inc.



ANNUAL REPORT

241 Centre Street

New York, NY 10013

(917) 680-2234

https://6pminparis.com/

This Annual Report is dated May 7, 2025.

BUSINESS

Overview

6pm in Paris, Inc. ("6pm" or the "Company") is an entertainment platform that elevates the language and cultural learning experience. It aims to make learners fall in love with languages beyond just the words by offering high-production value on-demand videos that seamlessly integrate language lessons into entertaining content.

Business Model

Subscription-based streaming platform with additional B2B revenue opportunities through partnerships with French brands.

Company IP & CEO's Multiple Work

The Company uses certain Intellectual Property ("IP") under a non-exclusive, royalty-free license agreement from Coucou French Classes Inc. ("Coucou") to use proprietary educational content and teaching materials, as well as digital media assets. Coucou was founded by the Company's CEO, Léa Perret, who served as Coucou's CEO until 2023. Léa continues to own 45% ownership in Coucou, serves as a member of its board of directors, and provides minimal ad hoc advisory consulting services in addition to her work with the Company.

The license agreement includes course books, exercise books, and various instructional resources created and developed by Coucou. The license is worldwide, non-transferable, non-sublicensable, and royalty-free. The license term is for 7 years from January 12, 2024, with automatic annual renewal thereafter unless terminated by either party. In exchange for this license, 6pm in Paris granted Coucou 200,000 shares of Common Stock as consideration, acknowledging the Licensor's role as an incubator for the Company prior to its formal establishment. Léa

Previous Offerings

Type of security sold: SAFE
Final amount sold: $565,000.00
Use of proceeds: Prototyping, product development, operational expenses, brand awareness, contractor and consultant fees
Date: June 28, 2024
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 8,700,000
Use of proceeds: Founders shares
Date: January 18, 2023
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Revenue

Revenue for fiscal year 2022 was $0 compared to $48,249 in fiscal year 2023. The Company was incorporated on January 18, 2023, and had no revenue during 2022.

Gross margins

Gross margins for fiscal year 2022 were $0 due to no revenue. In fiscal year 2023, gross profit was also $48,249 due to the revenue generated by the Beta launch and the relatively high cost of delivering the service with gross margins of 100%. There was no change from the prior year 2022 as gross profit was $0.

Cost of sales

Cost of Sales for fiscal year 2022 and 2023 was $0. Cost of Sales for fiscal year 2022 and 2023 was $0, as the Company was not in business.

Expenses

Expenses for fiscal year 2022 were $0 compared to $283,574 in fiscal year 2023. Expenses for fiscal year 2022 were $0, as the Company was not yet operational. In fiscal year 2023, expenses totaled $283,574. This increase was driven by the Beta release, which required significant contract labor ($180,411), advertising and marketing ($10,109), general and administrative costs ($63,262), rent ($20,690), and depreciation expenses ($9,101).

Historical results and cash flows:

The Company is currently in the initial production / imminent launch stage and pre-recurring revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Beta release in late 2023 does not fully reflect the capabilities of the more developed product we plan to launch and was only advertised for a limited time to a limited audience. We anticipate a substantial increase in cash inflows as we transition to the public launch and begin advertising the product on a broader scale. Past cash was primarily generated through a combination of equity investments (such as our SAFE agreements) and initial revenues from the Beta version of our product. Our goal is to generate recurring revenue by launching a full version of our platform in 2024, which is expected to lead to more predictable and higher cash inflows. We believe the Company's historical cash flows are not representative of what is to be expected in the future because the Beta release only started generating revenue in November 2023, and sign ups were only open for 3 weeks. Afterward, we stopped selling the product to focus on gathering user feedback, making enhancements, and developing a new product. The public launch in late 2024 will be the first real revenue-generating event, and we expect a significant increase in both user subscriptions and cash flow as a result.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $94,237.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: Coucou French Classes (partially owned by Léa Perret)
Amount Owed: $59,000.00
Interest Rate: 0.0%
During the period ended July 31, 2024 and year ended December 31, 2023, the Company incurred $59K and $29K, respectively, for rent expenses which include payments to Coucou French Classes, which is partially owned by Léa Perret, CEO. Payment amounts vary in accordance with usage percentage throughout the month. Additionally, rent expenses include work-from-home reimbursements that were paid directly to landlord and co-op by both the CEO and ($1,400/mo) and Julien Frei, COO ($1,376/mo)

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lea Marie Perret

Lea Marie Perret's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-founder, Board Member & Chief Executive Officer
Dates of Service: May, 2023 - Present
Responsibilities: CEO, in charge of fundraising, hiring, brand creatives and strategy. Léa typically works 50 hours per week and receives equity compensation but currently no salary compensation for work with 6pm.

Other business experience in the past three years:

Employer: Coucou French Classes
Title: Founder and CEO
Dates of Service: January, 2013 - April, 2023
Responsibilities: Recruiting, Marketing Communications, Teacher Training, Project Management, Brand and Creatives Strategy, Curriculum Development

Other business experience in the past three years:

Employer: Coucou French Classes
Title: Advisor & Board Director
Dates of Service: April, 2023 - Present
Responsibilities: Providing ad hoc advisory services for the company she founded and served as CEO

Name: Julien Walter Gregoire Frei

Julien Walter Gregoire Frei's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-founder, Board Member & Chief Operating Officer
Dates of Service: May, 2023 - Present
Responsibilities: Overseeing the day-to-day administrative and operational functions of 6pm in Paris, ensuring efficient business operations and alignment with the strategic goals. Platform/website creation, design and management. CRM and finances management.

Other business experience in the past three years:

Employer: Coucou French Classes
Title: Director of Education
Dates of Service: January, 2021 - April, 2023
Responsibilities: In collaboration with Léa Perret, former CEO of Coucou French Classes, I developed curriculum and learning resources for our students, trained our teachers and managed teams.

Other business experience in the past three years:

Employer: Coucou French Classes
Title: Teacher
Dates of Service: July, 2019 - December, 2020
Responsibilities: I lead group and private in-person and online classes and workshops.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Lea Marie Perret
Amount and nature of Beneficial ownership: 5,525,000
Percent of class: 62.1

Title of class: Common Stock
Stockholder Name: Julien Walter Gregoire Frei
Amount and nature of Beneficial ownership: 2,975,000
Percent of class: 33.4

RELATED PARTY TRANSACTIONS

Name of Entity: Coucou French Classes
Names of 20% owners: Léa Perret
Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: During the period ended July 31, 2024 and year ended December 31, 2023, the Company incurred $59K and $29K, respectively, for rent expenses which include payments to Coucou French Classes, which is partially owned by Léa Perret, CEO.

Material Terms: Payment amounts vary in accordance with usage percentage throughout the month. Additionally, rent expenses include work-from-home reimbursements that were paid directly to landlord and co-op by both the CEO and ($1,400/mo) and Julien Frei, COO ($1,376/mo).

OUR SECURITIES

The company has authorized Common Stock, and SAFE 2024. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,046,609 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,200,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 200,000 shares to be issued pursuant to stock options issued.

The total amount outstanding also includes 1,300,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE 2024

The security will convert into Preferred and the terms of the SAFE 2024 are outlined below:

Amount outstanding: $565,000.00
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing event
Material Rights

There are no material rights associated with SAFE 2024.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $1.235M in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits 6pm in Paris Inc. was formed on January 18, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. 6pm in Paris Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The Company's Chief Executive Officer currently works for multiple businesses and does not receive a salary for her work with the Company The Company's Chief Executive Officer (CEO), Léa Perret, also works as a consulting advisor for the Company's IP licensor, Coucou French Classes ("Coucou"), on an ad hoc basis typically requiring 5 hours of work a week. While Léa has dedicated over 50 hours a week and treated this business as a top priority during its platform's beta testing phase, the business needs of Coucou and her role as a board director of Coucou require her continued participation in that business. A successful capital raise would allow the business to expand the fleet and shift existing rental revenue away from van acquisition and towards things like staffing and operating expenses. Additionally, the current business needs of the Company prevent Léa from drawing a salary for her CEO work however, once consistent monthly revenue of at least $100,000 is achieved she intends to begin drawing an initial salary of $14,375.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 7, 2025.

6pm in Paris, Inc.

By /s/ *Lea Perret*

      Name: <u>6pm in Paris Inc.</u>

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS



6pm in Paris, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Period Ended July 31, 2024 and Year Ended December 31, 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: 6pm in Paris, Inc. Management

We have reviewed the accompanying financial statements of 6pm in Paris, Inc. (the Company) which comprise the statement of financial position as of July 31, 2024 and December 31, 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
September 6, 2024

6PM IN PARIS, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of July 31, 2024	As of December 31, 2023
ASSETS		
Current Assets:		
Cash & Cash Equivalents	100,093	139,363
Total Current Assets	100,093	139,363
Non-Current Assets:		
Fixed Assets, Net	66,827	54,604
Other Assets	1,375	1,375
Total Non-Current Assets	68,202	55,979
TOTAL ASSETS	168,295	195,343
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	-	5,337
Accrued Expenses	350	-
Total Current Liabilities	350	5,337
Non-Current Liabilities:		
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	350	5,337
EQUITY		
Common Stock	870	850
Additional Paid in Capital	49,113	49,130
SAFE	565,000	375,000
Retained Earnings	(447,038)	(234,974)
TOTAL EQUITY	167,945	190,006
TOTAL LIABILITIES AND EQUITY	168,295	195,343

6PM IN PARIS, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Period Ended July 31 2024	Year Ended December 31 2023
Revenues		
Sales	13,466	48,249
Gross Profit	13,466	48,249
Operating Expenses		
Advertising & Marketing	6,959	10,109
General & Administrative	42,420	63,262
Contract Labor	109,554	180,411
Rent Expense	59,482	20,690
Depreciation	7,560	9,101
Total Operating Expenses	**225,975**	**283,574**
Total Loss from Operations	**(212,509)**	**(235,324)**
Other Income (Expense)		
Other Income	445	350
Total Other Income (Expense)	**445**	**350**
Net Income (Loss)	**(212,064)**	**(234,974)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(204,504)**	**(225,873)**
Net Income (Loss)	**(212,064)**	**(234,974)**

6PM IN PARIS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	SAFE	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount				
Inception	-	-	-		-	-
Issuance of Common Stock	8,500,000	850	-	-	-	850
Additional Paid in Capital	-	-	49,130	-	-	49,130
SAFE	-	-	-	375,000	-	375,000
Net income (loss)	-	-	-		(234,974)	(234,974)
Ending balance at 12/31/23	8,500,000	850	49,130	375,000	(234,974)	190,006
Issuance of Common Stock	200,000	20	-	-	-	20
Additional Paid in Capital	-	-	(17)	-	-	(17)
SAFE	-	-	-	190,000	-	190,000
Net income (loss)	-	-	-	-	(212,064)	(212,064)
Ending balance at 7/31/24	8,700,000	870	49,113	565,000	(447,038)	167,945

6PM IN PARIS, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Period Ended	Inception -
	July 31, 2024	December 31, 2023
OPERATING ACTIVITIES		
Net Income (Loss)	(212,064)	(234,974)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	7,560	9,101
Accounts Payable	(5,337)	5,337
Accrued Expenses	350	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,573	14,438
Net Cash provided by (used in) Operating Activities	(209,491)	(220,536)
INVESTING ACTIVITIES	-	-
Fixed Assets	(19,783)	(63,705)
Other Long Term Assets	-	(1,375)
Net Cash provided by (used in) Investing Activities	(19,783)	(65,080)
FINANCING ACTIVITIES		
Common Stock	20	850
Additional Paid in Capital	(17)	49,130
SAFE	190,000	375,000
Net Cash provided by (used in) Financing Activities	190,003	424,980
Cash at the beginning of period	139,363	-
Net Cash increase (decrease) for period	(39,270)	139,363
Cash at end of period	100,093	139,363

6PM IN PARIS, INC.
Notes to the Unaudited Financial Statements
July 31, 2024
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

6pm in Paris, Inc ("the Company") was formed in Delaware on January 18, 2023. The Company plans to earn revenue using an Subscriptoin Video on Demand (SVOD) platform (web and app based) offering video content to learn French. The Company's headquarters is in New York, New York. The Company's customers will be located in the United States.

The Company is also considering B2B revenue opportunities as well as brand partnerships in the future.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has only recently commenced principal operations and realized losses since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and July 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $100,093 and $139,363 in cash as of July 31, 2024 and December 31, 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for July 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	July 31, 2024	December 31, 2023
Long-term office equipment	7	$28,470.23	$14,112.17
Tools, machinery, and equipment	7	$49,592.93	$49,592.93
Electronics	3	$5,424.75	-
Less Accumulated Depreciation		(16,661)	(9,101)
Totals		66,827	54,604

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling an E-learning subscription service. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be three to twelve months and revenue is recognized over the life of the subscription as performance obligations are satisfied. The company had no advanced payments received as of July 31, 2024.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of professional fees, office expenses, utilities, insurance, and other miscellaneous business expenses.

Equity-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, Inception	-	-	$ -
Granted	200,000	-	$ -
Exercised	-	-	$ -
Expired/canceled	-	-	$ -
Total options outstanding, December 31, 2023	200,000	-	$ -
Granted	-	-	$ -
Exercised	-	-	$ -
Expired/canceled	-	-	$ -
Total options outstanding, July 31, 2024	200,000	-	$ -
Options exercisable, July 31, 2024	58,333	-	$ -

Nonvested options, Inception	Nonvested Options	Weighted Average Fair Value
Granted	200,000	-
Vested	-	-
Forfeited	-	-
Nonvested options, December 31, 2023	200,000	-
Granted	-	-
Vested	(58,333)	-
Forfeited	-	-
Nonvested options, July 31, 2024	141,667	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States.   The Company had net operating loss carryover of $233,491 as of December 31, 2023.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the period ended July 31, 2024 and year ended December 31, 2023, the Company incurred $59K and $29K, respectively, for rent expenses which include payments to Coucou French Classes, which is partially owned by Léa Perret, CEO.   Payment amounts vary in accordance with usage percentage throughout the month. Additionally, rent expenses include work-from-home reimbursements that were paid directly to landlord and co-op by both the CEO and ($1,400/mo) and Julien Frei, COO ($1,376/mo).

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no loans or long-term liabilities.

NOTE 6 – EQUITY

The Company has authorized 12,000,000 common shares with a par value of $0.0001 per share. The Company had 8,500,000 shares issued and outstanding as of December 31, 2023, and 8,700,000 as of July 31, 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

SAFE: Simple Agreement for Future Equity. The Company entered into multiple SAFE agreements during 2023, and 2024. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. The agreements are either subject to a post-money valuation cap of $10M and a discount rate of 80% or no valuation cap and discount rate of 80%.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to July 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 6, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

CERTIFICATION

      I, Lea Perret, Principal Executive Officer of 6pm in Paris, Inc., hereby certify that the financial statements of 6pm in Paris, Inc. included in this Report are true and complete in all material respects.

Lea Perret

CEO